UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2020

Commission File Number 001-36202

NAVIGATOR HOLDINGS LTD.

(Exact name of Registrant as specified in its Charter)

c/o NGT Services UK Ltd

10 Bressenden Place

London, SW1E 5DH

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).     Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).     Yes  ☐    No  ☒

ITEM 1—INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On December 22, 2020, certain funds managed by WL Ross & Co. LLC (“WL Ross”) closed the previously announced sale (the “BW Group Sale”) of their approximately 39.1% equity interest in Navigator Holdings Ltd. (“Navigator”) to BW Group Limited (“BW Group”). In connection with the BW Group Sale, Navigator has entered into an Investor Rights Agreement with BW Group, which provides BW Group with the right to designate two members of the board of directors of Navigator (provided that BW Group maintains certain shareholding thresholds) and with limited registration and informational rights. The agreement also provides that, until May 18, 2022 and subject to certain exceptions, BW Group will not acquire common shares that increase its current voting power in Navigator. A copy of the Investor Rights Agreement is attached hereto as Exhibit 4.1.

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release issued by Navigator on December 28, 2020: Navigator Holdings Ltd. Announces Closing of the Sale of 39.1% Equity Interest to BW Group Limited and Changes to the Board of Directors.

ITEM 2—EXHIBITS

The following exhibits are filed as part of this Report on Form 6-K:

Exhibit No.	Description

4.1	Investor Rights Agreement, dated December 22, 2020, between Navigator Holdings Ltd. and BW Group Limited.

99.1	Press Release of Navigator Holdings Ltd. dated December 28, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIGATOR HOLDINGS LTD.

Date: December 28, 2020	By:	/s/ David J Butters
Name: David J Butters
Title: Executive Chairman

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